

January 15, 2013

Via E-Mail
Mr. Fritz K. Schaudies
Chief Financial Officer
Midway Gold Corp.
8310 South Valley Highway
Suite 280
Englewood, CO 80112

> **Re:** **Midway Gold Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 001-33894**

Dear Mr. Schaudies:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining